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                                                                      Exhibit 27


                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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KEVIN TRACY, Individually and on Behalf of All Others
Similarly Situated,

                    Plaintiff,
            V.                                              C.A. NO. 15024

URS BARLOCHER, STEPHAN GUTTMANN, HEINZ
IMHOF, FRED J. MEYER, JOSEPH J. RUVANE, JR.,
IRVING L. WEISSMAN, M.D., HAROLD EDGAR,
PAUL HERRLING, ELI S. JACOBS, URLICH
OPPIKOFER, JOHN V. SCHWARTZ, SYSTEMIX, INC.
and SANDOZ, LTD.,

                    Defendants.
-----------------------------------------------------

                             CLASS ACTION COMPLAINT

      Plaintiff, by and through his attorneys, alleges as follows:

            1. Plaintiff brings this action as a Class action on behalf of himself and all other stockholders of SyStemix, Inc. ("SyStemix" or the "Company") who are similarly situated, against the directors of SyStemix and the controlling shareholder of SyStemix to enjoin certain actions of the defendants related to the offer to acquire the remaining outstanding shares of SyStemix stock (the "Purchase") by its controlling shareholder, defendant Sandoz, Ltd. ("Sandoz").

                                   THE PARTIES

            2. Plaintiff Kevin Tracy is the owner of SyStemix common stock and has owned such stock at all times material hereto.

            3. SyStemix is a corporation organized and existing under the laws of the State of Delaware and is engaged in the development of cellular and gene therapies based


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primarily on the isolation, gene modification and expansion of human hematopoietic stem cells. Its principal executive offices are located at 3155 Porter Drive, Palo Alto, CA 94304. As of December 31, 1994, SyStemix had approximately 14.46 million shares of common stock outstanding, which are traded on the NASDAQ National Market System ("NASDAQ") under the symbol "STMX". 10,610,099 of such shares, or approximately 73%, are held by Sandoz.

            4. (a) Defendant Sandoz, Ltd. is a Swiss company which purchased approximately 60% of SyStemix in February 1992 for $391,817,888. In February 1995, Sandoz infused SyStemix with an additional $80 million, and, in return, boosted its stake in the Company by an additional 4.6 million common shares. Sandoz also received warrants for approximately 1.4 million shares of the Company at an exercise price of $27.50 per share and a maturity of 3 years. If Sandoz were to exercise these warrants, its stake in SyStemix would increase to approximately 83%. Consequently, as a result of its current stock ownership, Sandoz controls defendant SyStemix and its Board of Directors.

               (b) Defendant John J. Schwartz is and was at all relevant times the Company's President, Chief Executive Officer and a director.

               (c) Defendant Joseph J. Ruvane, Jr. is and was at all relevant times hereto Chairman of the Board of the Company.

               (d) Defendant Stephan Guttmann, Ph.D. is and was at all relevant times hereto a director of the Company. From 1956 until his retirement in 1993, defendant Guttmann served with Sandoz in various executive capacities.


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               (e) Defendant Fred J. Meyer is and was at all relevant times hereto a director of the Company. Meyer is also a director of Sandoz Corp., an affiliate of Sandoz.

               (f) Defendant Paul Herrling, Ph.D. is and was at all relevant times hereto a director of the Company. In January of 1994, Herrling became head of corporate research for Sandoz Pharma, Ltd. ("Sandoz Pharma") an affiliate of Sandoz.

               (g) Defendant Urlich Oppikofer, Ph.D. is and was at all relevant tunes hereto a director of the Company. Since 1990, Oppikofer has served as Executive Vice President of Sandoz Pharma.

               (h) Defendant Urs Barlocher, Ph.D. is and was at all relevant times hereto a director of the Company. Since 1993, Barlocher has been the head of Life Science's department of Sandoz.

               (i) Defendant Heinz Imhof is and was at all relevant times hereto a director of the Company. Currently, Imhof is Vice Chairman and Chief Executive Officer of Sandoz Corp. and Chairman and Chief Executive Officer of Sandoz Pharmaceuticals.

               (j) Defendants Harold Edgar and Irving L. Weissman, M.D. are and were at all relevant times hereto directors of the Company. Defendant Edgar previously served as SyStemix's Secretary from 1991 through 1992.

            5. The foregoing individual defendants (collectively referred to herein as the "Individual Defendants") are in a fiduciary relationship with plaintiff and the public stockholders of SyStemix, and owe plaintiff and the other SyStemix public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.


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            6. Each of the Individual Defendants owe their positions as directors of SyStemix, and the resulting benefits therefrom, to Sandoz, the controlling shareholder of SyStemix, and as such cannot exercise the independent judgment required as a director of SyStemix.

            7. By virtue of defendants' positions as directors, officers and controlling shareholder of SyStemix, defendants were and are in a fiduciary relationship with plaintiff and the other public stockholders of the Company, and owe to plaintiff and the other members of the Class the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

            8. Plaintiff brings this action for declaratory, injunctive and other relief on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of SyStemix (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interests, who are being deprived of the opportunity to maximize the value of their SyStemix shares by the wrongful acts of the defendants as described herein (the "Class").

            9. This action is properly maintainable as a class action for the following reasons:

               (a) The Class is so numerous that joinder of all Class members is impracticable. There are more than 14 million common shares of SyStemix outstanding, owned by more than 203 stockholders of record. Members of the Class are scattered throughout the United States.


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               (b) There are questions of law and fact which are common to members of the Class including whether the defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of the acts described herein.

               (c) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

               (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

               (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the parties opposing the Class.

               (f) Defendants have acted and are acting on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                               FACTUAL BACKGROUND

            10. On February 19, 1992, Sandoz acquired a 60% interest in the Company on a fully diluted basis. The acquisition was effected through two simultaneous transactions. In the first, Sandoz Biotech Holdings Corporation, an indirect wholly owned subsidiary of Sandoz, purchased 4,011,684 shares (or 49.13% of the Company's common stock on a fully


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diluted basis) in a tender offer for $70 per share. In the second, the Company sold 1,982,143 shares of the Company's common stock to Sandoz at a price of $56 per share or an aggregate of approximately $111 million. Sandoz provided such funds from its working capital.

            11. The acquisition agreement entered into between the Company and Sandoz (the "Acquisition Agreement") provided that until December 16, 1998, Sandoz was prohibited from increasing its shareholdings above 60%, and from December 17, 1998 to February 18, 2002 above 75%. Sandoz, however, is permitted to bid for 100% of the Company at any time after December 16, 1994, but only if such action is recommended by a majority of the Company's independent directors. Specifically, pursuant to the Acquisition Agreement, Sandoz could make a tender offer for all shares or voting securities provided, inter alia, that such action satisfies the following requirements: (i) the offer must be a "tender offer" for purposes of, and must be made in compliance with, Section 14(d)(1) of the Exchange Act and the rules and regulations promulgated thereunder (or any successor provisions thereto); and (ii) any tender offer or merger or acquisition proposal must be at a price that is fair to the stockholders of the Company, and must be approved by a majority of the independent directors.

            12. The Acquisition Agreement also provided that Sandoz had certain rights to purchase (at its option either from the Company or on the market) additional shares of common stock to maintain its level of ownership in the event that the number of shares of common stock outstanding, on a fully diluted basis, increased above 10,005,511 shares -- the number of shares outstanding on the closing date of the Acquisition Agreement (including


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through the issuance of securities, such as options or warrants that may be exercised for common stock) (the "Top-Up Right"). Until February 19, 1999, Sandoz had a Top-Up Right, with certain limitations, to maintain ownership of 60% of the common stock on a fully diluted basis. From February 19, 1999 until 2002, Sandoz has a Top-Up Right, with certain limitations, to maintain its then aggregate ownership of the common stock on a fully diluted basis which may not exceed 75%.

            13. On January 30, 1995, the Company and Sandoz entered into a stock and warrant purchase agreement whereby the Company issued to Sandoz, on February 2, 1995, an additional 4,616,272 shares of common stock and warrants to purchase an additional 1,357,600 shares of common stock in exchange for proceeds of $80 million. The warrants have an exercise price of $27.50 per share and are exercisable during a three period ending February 2, 1998. Certain portions of the Acquisition Agreement were amended to allow this transaction. As a result, Sandoz currently owns approximately 73% of defendant SyStemix.

            14. On May 3, 1996, Dow Jones News Wire reported that SyStemix announced it had revenues totalling $1.47 million in the period ending March 31, 1996, compared with $424,000 for the same period a year ago. The Company said its net loss in the same period decreased over 17% to $10.35 million (or $.72 per share) compared with $12.53 million (or $.98 per share) in the year earlier period.

            15. For the twelve months ended December 31, 1995, SyStemix reported revenues totalling $3.62 million compared to $4.11 million for the same period a year


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earlier. Net loss was $48.09 million (or $3.43 per share), versus $44.29 million
(or $4.54 per share) in 1994.

            16. SyStemix has attributed its losses to the Company's initiation of clinical trials and increased activities in the research and development of its HIV Gene Therapy Collaboration with Sandoz. On March 18, 1996, Schwartz stated the "[r]esults in 1996 will reflect the streamlining of functions implemented late last year as well as the advancement of additional products toward clinical trials in both the U.S. and Europe." Thus, SyStemix is poised to reap the benefits of its costly research and development and expects to become profitable in the coming year.

            17. Under the terms of the Acquisition Agreement, Sandoz is entitled to designate a number of members of the Company's Board of Directors equal to the product of the total number of members of the Company's Board of Directors multiplied by the percentage that the aggregate number of shares of common stock then beneficially owned by Sandoz or any affiliate of Sandoz bears to the total number of shares of common stock then outstanding, rounded up to the next whole number. Sandoz has agreed to vote all shares of common stock directly or indirectly beneficially owned by it (the "Sandoz Shares") to elect such directors, and the Company has agreed, at such time, to promptly take all actions necessary to cause the designees of Sandoz to be elected as directors of the Company. The Acquisition Agreement provides that the directors nominated by Sandoz shall be divided evenly, as nearly as possible, among the three classes of directors. The Acquisition Agreement further provides that (i) Sandoz will vote the Sandoz Shares, and the Company shall promptly take all actions necessary, to ensure that the Board of Directors' membership


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shall include three "independent" members who are not employees or consultants of the Company or Sandoz, or affiliates of such employees or consultants; and
(ii) Sandoz will vote the Sandoz Shares, and the Company shall promptly take all actions necessary, to ensure that any successors to such independent directors shall be nominated by the remaining independent directors and shall be elected (provided Sandoz consents to such election, which consent shall not be unreasonably withheld).

            18. Since Sandoz' beneficial ownership (including 1,367,600 shares purchasable upon the exercise of its warrants) is over 73% of the outstanding shares of common stock, it controls the outcome of any matter to be voted on at the Company.

            19. On May 24, 1995, SyStemix announced it had received an unsolicited proposal from Sandoz to acquire all of the outstanding SyStemix shares it doesn't already own for $17 a share (the "Offer"). SyStemix stock has traded as high as $16-3/4 per share as recently as January 5, 1996.

            20. Because of Sandoz's ownership of a more than 70% in the Company, no fair, arms-length market check to determine the fair value of SyStemix's publicly held shares can be conducted. Moreover, defendants, through their actions, have capped the price for which the remaining publicly held shares of SyStemix could ever be acquired without taking adequate steps to determine the fair value of such shares. Furthermore, contrary to the practices often followed in similar transactions, Sandoz has failed to condition the Offer upon its acceptance by a majority of unaffiliated shares.

            21. Sandoz hopes to acquire SyStemix at a price which does not reflect its potential in light of SyStemix's strong revenue growth, promising new products and recent


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restructuring efforts, which items have not yet been fully reflected in the trading price of the Company's stock.

            22. As a result of the foregoing, Sandoz and the Individual Defendants have breached their fiduciary obligations to the Class or aided and abetted such breaches.

            23. The actions taken by the defendants are in gross disregard of the duties each of them owes to plaintiff and the other members of the Class.

            24. Plaintiff and other Class members are immediately threatened by the acts and transactions complained of herein which have caused and will cause irreparable injury to them.

            25. Plaintiff and the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment, including preliminary and permanent injunctive relief, in his favor and in favor of the Class and against defendants as follows:

      A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as Class representative;

      B. Declaring that defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

      C. Directing the defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by:

         (1) undertaking an appropriate evaluation of alternatives designed to maximize value for SyStemix's public stockholders;


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         (2) adequately ensuring that no conflicts of interests exist between defendants' own interests and their fiduciary obligation to the public stockholders or, if such conflicts exist, to ensure that all of the conflicts would be resolved in the best interests of SyStemix's public stockholders;

         (3) act independently by, among other things, appointing a truly disinterested committee so that the interests of SyStemix's public stockholders would be protected;

      D. Enjoining the Offer;

      E. If the Offer goes forward, requiring defendants to account for any damages their actions cause the Class and/or awarding rescissory damages;

      F. Awarding plaintiff and the Class the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

      G. Granting such other and further relief as this Court may deem just and proper.


Dated: May 30, 1996


                                        ROSENTHAL, MONHAIT, GROSS &
                                         GODDESS, P.A.

                                        By: /s/ [illegible]
                                           ----------------------------
                                        Mellon Bank Center, Suite 1401
                                        919 North Market Street
                                        Wilmington, Delaware 18801
                                        (302) 656-4433


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OF COUNSEL:


GOODKIND LABATON RUDOFF
 & SUCHAROW
100 Park Avenue, 12th Floor
New York, New York 10017
(212) 907-0700

Attorneys for Plaintiff


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